SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                FORM 12b-25

                        NOTIFICATION OF LATE FILING


                                            Commission File Number:0-15077
                                                                   --------

      (Check One):

      [ ] Form 10-K and Form 10-KSB  [ ] Form 11-K
      [ ] Form 20-F  [X] Form 10-Q and Form 10-QSB  [ ] Form N-SAR

 For quarterly period ended:  January 29, 2000
                             -------------------

 [  ] Transition Report on Form 10-K and Form 10-KSB

 [  ] Transition Report on Form 20-F

 [  ] Transition Report on From 11-K

 [  ] Transition Report on Form 10-Q and Form 10-QSB

 [  ] Transition Report on From N-SAR

 For the transition period ended: _________________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________
 ____________________________________________________________________________


                                   PART I
                           REGISTRANT INFORMATION


 Full name of registrant Shorewood Packaging Corporation
                         -------------------------------

 Former name if applicable
 ___________________________________________________________________________

 Address of principal executive office (Street and number)  277 Park Avenue,
                                                            ----------------
 30th Floor
 ----------

 City, State and Zip Code New York, NY 10172
                          ------------------


                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                  PART III
                                 NARRATIVE


      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      During the period from December 3, 1999 until February 18, 2000, Shorewood Packaging Corporation ("Shorewood") had been facing an unsolicited tender offer (the "Chesapeake Offer") from Chesapeake Corporation, a Virginia corporation ("Chesapeake"), and Sheffield, Inc., a Delaware corporation and a wholly owned subsidiary of Chesapeake ("Sheffield"). Chesapeake and Sheffield had also filed a preliminary consent solicitation statement with the Commission seeking to replace Shorewood's Board of Directors with its own nominees. In connection with the Chesapeake Offer, Chesapeake commenced litigation against Shorewood in the Court of Chancery of the State of Delaware and the U.S. District Court for the District of Delaware.

      On February 16, 2000, Shorewood entered into an Agreement and Plan of Merger (the "Merger Agreement") with International Paper Company ("IP"), a New York corporation, and International Paper - 37, Inc. ("Sub"), a Delaware corporation and a wholly owned subsidiary of IP. The Merger Agreement provides for a cash tender offer by IP and Sub (the "IP Offer") for all of the issued and outstanding shares of Shorewood's common stock, together with the associated preferred stock purchase rights, at a price of $21.00 per share, net to the seller in cash without interest. The Merger Agreement also provides that the IP Offer will be followed by a merger of Sub with and into Shorewood (the "Merger"), in which all of the remaining shares of Shorewood's common stock would be converted into the right to receive $21.00 per share, net to the seller in cash without interest. Soon after the announcement of the Merger Agreement, Chesapeake announced that it would allow the Chesapeake Offer to expire on February 18, 2000 and it would withdraw its request for a record date in connection with its contemplated consent solicitation.

      On February 29, 2000, IP commenced the IP Offer and, in connection therewith, Shorewood filed with the Commission a Schedule 14D-9 relating to the IP Offer.

      For the past three months, Shorewood's management personnel have had to devote an extraordinary amount of time and attention to (i) the Chesapeake Offer, its related consent solicitation, the litigation brought by Chesapeake against Shorewood and Shorewood's counterclaims against Chesapeake, (ii) a review of strategic alternatives to enhance the value of the shares of Shorewood common stock held by Shorewood's stockholders, and
 (iii) the negotiation of the Merger Agreement, the preparation of related filings with the Commission, including a Schedule 14D-9, and the integration of Shorewood with IP following the closing of the IP Offer and the Merger.

      Shorewood has a limited finance and accounting staff. As a result of the above events, it would take an unreasonable amount of effort and expense in order to file its Quarterly Report on Form 10-Q for the quarter ended January 29, 1999 (the "Form 10-Q") by the due date of March 14, 2000. Accordingly, Shorewood needs additional time in order to complete the preparation of the Form 10-Q and respectfully requests the extension of time provided for by Rule 12b-25. It is Shorewood's intention to file the Form 10-Q within the prescribed extension period.


                         PART II. OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

       William H. Hogan           (212)               371-1500
     ------------------------------------------------------------------
           (Name)              (Area code)         (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes  [  ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes  [  ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      Shorewood Packaging Corporation
               ------------------------------------------------
                (Name of registrant as specified in charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


 Date March 14, 2000      By /s/ William H. Hogan
      --------------         ---------------------------
                             William H. Hogan
                             Senior Vice President - Finance


      Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                 ATTENTION

      International misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                            GENERAL INSTRUCTIONS

      1 This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                                ATTACHMENT A

                         PART IV. OTHER INFORMATION


 (3) Explanation of significant changes in results of operations from the corresponding period for the last fiscal year reflected by the earnings statements to be included in the subject report or portion thereof.

      Based on preliminary data, Shorewood expects revenues for its third quarter ended January 29, 2000 to approximate $133 million compared to the $141 million reported for the comparable period last year and also expects that operating and net earnings will be lower than those reported in the comparable period last year principally due to the shortfall in revenues. Additionally, due to expenses in connection with the unsolicited tender offer by Chesapeake Corporation and Sheffield, Inc., discussed in Part III of this Form 12b-25, Shorewood expects to report approximately break-even net earnings for the third quarter as compared to net earnings of $6 million in the comparable period last year.